AB
3/12

14046717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-00395

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 SOUTH TRYON STREET, N1050-052
(No. and Street)

CHARLOTTE, NC 28202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH CLEWS 415.222.9041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 SECOND ST SAN FRANCISCO, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/7/14

OATH OR AFFIRMATION

I, KENNETH CLEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER/FINOP

Title

JUSTIN RICHARD WILLNER

Notary Public

JUSTIN RICHARD WILLNER
COMM. #2013085
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires 03/17/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Report on Internal Control)

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Table of Contents

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Alternative Strategies Brokerage Services, Inc.:

We have audited the accompanying financial statements of Alternative Strategies Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of Wells Fargo Bank, N.A.), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Alternative Strategies Brokerage Services, Inc., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 24, 2014

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	7,258,912
Receivables from affiliates		9,044,999
Other assets		517,690
Total assets	$	16,821,601
Liabilities		
Accrued compensation	$	875,206
Accrued expenses and other liabilities		39,064
Total liabilities		914,270
Stockholder's Equity		
Common stock, $0 par value; 40,000 shares authorized; 21,000 shares issued and outstanding		6,693,224
Additional paid-in capital		7,980,472
Retained earnings		1,233,635
Total stockholder's equity		15,907,331
Total liabilities and stockholder's equity	$	16,821,601

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Operations

Year ended December 31, 2013

Revenues:		
Affiliate reimbursements	$	4,314,725
Other income		817,966
Total revenues		5,132,691
Expenses:		
Compensation and employee benefits		3,053,563
Affiliate servicing fees		1,209,890
Travel and entertainment		406,935
Occupancy		165,503
Regulatory fees		124,816
Technology, data, and communications		76,614
Professional fees		59,171
Other		35,183
Total expenses		5,131,675
Income before income tax expense		1,016
Income tax expense		3,320
Net loss	$	(2,304)

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2012	$	6,693,224	7,980,472	1,235,939	15,909,635
Net loss		—	—	(2,304)	(2,304)
Balance, December 31, 2013	$	6,693,224	7,980,472	1,233,635	15,907,331

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(2,304)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in receivable from affiliates		(53,592)
Decrease in other assets		250,404
Decrease in accrued compensation		(142,109)
Decrease in accrued expenses and other liabilities		(51,673)
Net cash provided by operating activities		726
Increase in cash and cash equivalents		726
Cash and cash equivalents, beginning of year		7,258,186
Cash and cash equivalents, end of year	$	7,258,912
Supplemental disclosures:		
Income tax allocation paid to WFC, net of refunds	$	804,471

See accompanying notes to financial statements.

(1) Organization

Alternative Strategies Brokerage Services, Inc. (ASBSI or the Company) is a wholly owned subsidiary of Wells Fargo Bank, N.A. (WFB), a national banking association and a wholly owned subsidiary of Wells Fargo & Company (WFC). ASBSI is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company provides investor and wholesaling services for private investment funds sponsored and managed by Alternative Strategies Group, Inc. (ASGI), as well as for certain private investment funds sponsored by third parties. Such services include the review of subscription documentation, delivery of offering materials, acting as liaison between the fund managers and the WFC brokerage channels, and providing information, training, and support services to brokerage representatives with respect to each of the funds.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under subsections (k)(1) and (k)(2). During the year ended December 31, 2013, the Company was in compliance with the conditions for the exemption.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Cash and Cash Equivalents

Cash and cash equivalents are comprised of an investment in a money market mutual fund.

(b) Income Taxes

The Company's results for the year ended December 31, 2013 will be included in the consolidated federal income tax return of WFC. Each subsidiary included in the consolidated federal income tax return pays its allocation of federal income taxes to WFC or receives payment from WFC to the extent income tax benefits are realized. WFC also files unitary and combined state income tax returns in certain states. Unitary and combined state income taxes are also allocated to the Company and the Company pays its allocated share to WFC.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes,* resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

(Continued)

A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to be recognized. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties, if applicable, are recognized as a component of income tax expense.

(c) Use of Estimates

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Reimbursement Policy

The Company operates principally for the benefit of ASGI. The Company maintains a Loss Indemnification Agreement with ASGI in order to fulfill its financial obligations as servicer and wholesaler of funds sponsored and managed by ASGI, as well as to meet its capital requirements as a registered broker-dealer. Under this agreement, ASGI reimburses the Company for net losses incurred as a result of operations, as determined in accordance with U.S. generally accepted accounting principles. Such reimbursements are classified as affiliate reimbursements, a component of total revenues in the statement of operations.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The nature of these transactions is as follows:

(a) Receivables from Affiliates

Funds not required for direct operational needs are held in an interest bearing deposit with the parent company, WFB. As of December 31, 2013, the Company was in a net receivable position, with an outstanding balance of $9,044,999. Receivables from affiliates also include unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies.

(b) Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives operational, product, general and administrative support services. The cost of these services for the year ended December 31, 2013 was $1,209,890, which is classified as affiliate servicing fees, a component of total expense in the statement of operations.

(c) Other Income

Revenue from affiliates categorized as other income totaled $376,946, consisting of $354,016 of wholesaling service revenues from ASGI, and $22,930 earned from the interest bearing deposit held at WFB.

(4) Income Taxes

The components of income tax (benefit) expense for the year ended December 31, 2013 are presented below:

		Federal	State	Total
Current income tax expense (benefit)	$	(55,007)	(12,783)	(67,790)
Deferred income tax expense (benefit)		72,492	(1,382)	71,110
Total income tax expense (benefit)	$	17,485	(14,165)	3,320

The table below reconciles the statutory federal income tax expense and rate to the effective income tax expense and rate for the year ended December 31, 2013:

		Amount	Percentage of pre-tax income
Federal income tax expense	$	354	35.0%
Entertainment disallowance		12,173	N/M
State income tax expense, net of federal effect		26,585	N/M
Change in deferred tax asset valuation allowance		(35,792)	N/M
Total income tax expense	$	3,320	N/M

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the year ended December 31, 2013 are presented below:

Deferred income tax assets:		
Deferred compensation and accrued expenses	$	329,876
Net operating loss carryforwards		277,058
Deferred income tax assets		606,934
Deferred income tax assets valuation allowance		(309,597)
Deferred income tax assets, net of valuation allowance		297,337
Deferred income tax liabilities		(14,044)
Net deferred income tax assets	$	283,293

(Continued)

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $309,597 as of December 31, 2013 was established related to certain deferred income tax assets not expected to be utilized. Net deferred income tax assets are classified as other assets in the statement of financial condition.

At December 31, 2013, the Company had state net operating loss carryovers with related deferred income tax assets of $277,058. The net operating losses expire, if not utilized, in varying amounts through 2033.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2013 and the balance of accrued interest was $0 at December 31, 2013.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2013, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2008.

(5) Benefit Plans

WFC sponsors a noncontributory qualified defined benefit retirement plan, the WFC Cash Balance Plan (Cash Balance Plan), which covers eligible employees of WFC. Benefits accrued under the Cash Balance Plan were frozen effective July 1, 2009.

WFC also sponsors a defined contribution retirement plan named the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's certified compensation. As of January 1, 2010, matching contributions are 100% vested.

In addition, WFC provides health care and life insurance benefits for certain retired employees and reserves the right to terminate, modify or amend any of the benefits at any time.

Total benefits expense allocated to the Company by WFC for these plans for the year ended December 31, 2013 was $228,275. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in WFC's retirement and postretirement plan calculations and is therefore not available.

WFC also offers a Long Term Incentive Compensation Plan that provides awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights (RSRs), performance share awards, and stock awards without restrictions. During 2013, RSRs and performance shares were WFC's primary long-term incentive awards. Holders of RSRs are entitled to the related shares of common stock at no cost generally over three to five years after the RSRs were granted. Holders of RSRs may be entitled to receive additional RSRs (dividend equivalents) or cash payments equal to the cash dividends that would have been paid had the RSRs been issued and outstanding shares of common stock. RSRs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying RSRs. RSRs generally continue to vest after retirement according to the original vesting schedule. Except in limited circumstances, RSRs are cancelled when employment ends. Total expense allocated to ASBSI related to this plan for the year ended December 31, 2013 was $75,025.

(6) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $6,199,464 which was $5,949,464 in excess of its required minimum net capital of $250,000.

(7) Subsequent Events

ASBSI has evaluated the effects of events that have occurred subsequent to December 31, 2013 through February 24, 2014, the date on which the Company issued its financial statements. There have been no material events that would require recognition to, or disclosure in the financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1

December 31, 2013

Net capital:		
Total stockholder's equity	$	15,907,331
Deductions and/or charges:		
Receivable from affiliates		(9,044,999)
Other assets		(517,690)
Net capital before haircuts on securities positions		6,344,642
Haircut on investment in money market mutual fund		(145,178)
Net capital	$	6,199,464
Aggregate indebtedness:		
Total liabilities		914,270
Computation of basic net capital requirement:		
Minimum net capital required		250,000
Net capital in excess of requirement		5,949,464
Ratio of aggregate indebtedness to net capital		0.15 to 1

Note: There are no material differences between this computation and that filed by the Company on the unaudited SEC Form X-17A-5 as of December 31, 2013, as filed on January 21, 2014.

See accompanying independent auditors' report.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2013

A computation of the reserve requirement is not applicable to Alternative Strategies Brokerage Services, Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

Schedule 3

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2013

Information relating to possession or control requirements is not applicable to Alternative Strategies Brokerage Services, Inc. because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Alternative Strategies Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of Alternative Strategies Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 24, 2014

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Alternative Strategies Brokerage Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Alternative Strategies Brokerage Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting an overpayment applied which we agreed to Form SIPC-7 for the year ended December 31, 2013, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting affiliate reimbursement and wholesaling service revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related affiliate reimbursement and wholesaling service revenue schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Alternative Strategies Brokerage Services, Inc.
Attn: Sheelpa Brown
401 S. Tryon St. D1050-052
Charlotte, NC 28202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth Clews 415-222-9041

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 312
B. Less payment made with SIPC-6 filed (exclude interest) Credit per 6/30/13 Filing / Date Paid		(85)
C. Less prior overpayment applied		(123,954)
D. Assessment balance due or (overpayment)		(123,727)
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (123,727)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(123,727)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alternative Strategies Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer / FinOp
(Title)

Dated the 12th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,132,681
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C). Affiliate reimbursements + wholesaling service revenue (Deductions in excess of $100,000 require documentation)	5,007,882
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,007,882
2d. SIPC Net Operating Revenues	$ 124,809
2e. General Assessment @ .0025	$ 312

(to page 1, line 2.A.)